Filed by NxStage Medical, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
and Deemed Filed Pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: NxStage Medical, Inc. on behalf of Medisystems Corporation
File No. 333-144896
On August 2, 2007, NxStage Medical, Inc. (the “Company”) announced its financial results for the quarter ended June 30, 2007. The full text of the press release issued in connection with, and the transcript of the conference call relating to, the announcement are set forth below. A webcast of the conference call will also be posted on the Company’s website beginning on August 3, 2007.

Press Release
NxStage Medical Reports Second Quarter 2007 Results
Company Reports 25% Growth in Chronic Patients and a 33% Increase in
Centers Offering the NxStage System One
LAWRENCE, MA., August 2, 2007 — NxStage Medical, Inc. (NASDAQ: NXTM), the manufacturer of the NxStage System One ™ portable kidney dialysis machine, today announced its financial results for the second quarter ended June 30, 2007.
Revenues for the second quarter of 2007 were $10.0 million, compared to $4.5 million in the second quarter of 2006, an increase of 121%. Revenues in the chronic home dialysis market were $6.7 million for the second quarter of 2007, compared to $2.7 million in the second quarter of 2006. Revenues in the critical care market for the second quarter of 2007 were $3.3 million, compared to $1.9 million in the second quarter of 2006. For the six months ended June 30, 2007 revenue was $18.4 million, a 132% increase over revenue of $7.9 million for the first six months of 2006.
At the end of the second quarter of 2007, NxStage was working with 265 dialysis centers to provide home hemodialysis therapy with its System One to 1,615 end-stage renal disease (ESRD) patients. This compares to 200 centers and 1,295 patients at the end of the first quarter of 2007. NxStage also continued to expand use of the PureFlow SL to a broader customer base and at the end of the second quarter 2007, PureFlow penetration reached 58% of all System One machines in the chronic market. Expanding penetration of PureFlow among existing and new customers is an important element of NxStage’s ongoing focus to improve margins.
“In the second quarter, we demonstrated solid progress in growing the market for home hemodialysis. We saw a significant increase in the number of dialysis centers adopting the NxStage System One which is a key metric for gauging demand for this new treatment modality,” said Jeffrey H. Burbank, President & CEO of NxStage Medical. “We expect our recent agreement to acquire Medisystems Corporation will help to transform NxStage into a dialysis industry leader, with the scale and capabilities to support the growth of home hemodialysis.”
NxStage reported a net loss of $12.9 million, or ($0.43) per share, for the second quarter of 2007, compared with a net loss of $10.4 million, or ($0.46) per share, for the second quarter of 2006, reflecting increased sales and marketing and distribution expenses to support the Company’s commercialization efforts. For the six months ended June 30, 2007 net loss was $24.9 million, or ($0.84) per share, compared to $19.6 million, or ($0.90) per share, for the first six months of 2006.

Cash, cash equivalents and short term investments as of June 30, 2007 were $53.0 million, compared to $70.7 million at the end of the first quarter of 2007.
Recent Highlights
In the second quarter of 2007, NxStage announced a definitive agreement to acquire Medisystems Corporation and certain affiliated entities (“Medisystems”) for 6.5 million shares of NxStage common stock.
Headquartered in Seattle, Washington, Medisystems is a privately owned, developer, manufacturer and distributor of medical devices for use in dialysis and blood related treatments. Medisystems is a U.S. market leader in hemodialysis blood tubing sets, A.V. fistula needles, and other ancillary hemodialysis disposables. For 2006, Medisystems recorded $62.6 million in revenues, approximately $4.5 million of which was from Medisystems’ sales to NxStage.
The acquisition will provide NxStage with increased commercial, operational and financial scale, along with additional depth in technology, manufacturing and leadership which is expected to complement NxStage’s ability to execute, positioning the Company to maintain its leadership in the developing home hemodialysis market. The acquisition is expected to be immediately accretive and to accelerate NxStage’s timeline to profitability. It is anticipated that the transaction will close in the fourth quarter of 2007.
Guidance
For the third quarter of 2007, NxStage expects revenue to be in the range of $11.0 million to $11.6 million. The Company expects a net loss in the range of ($13.0) million to ($13.6) million or ($0.43) to ($0.45) per share, including estimated non-cash stock-based stock compensation charges of $750,000 to $850,000. The Company expects to add approximately 320 to 400 additional net patients and 30 to 50 new centers offering therapy with the NxStage System One during the third quarter. This guidance does not include any impact from the Medisystems acquisition, in the event it closes in the third quarter.
For the full year 2007, the Company expects to be in the range of $42.0 million to $45.0 million, excluding the Medisystems acquisition, and to end the year with 2,200 to 2,400 patients at approximately 320 to 340 centers offering therapy with the NxStage System One.
Conference Call
NxStage will host a conference call at 9:00 a.m. Eastern Time on August 2, 2007 to discuss its second quarter financial results. To listen to the conference call, please dial

866-510-0708 for domestic callers and 617-597-5377 for international callers. The passcode is 79823967. A replay of the conference call will be available beginning Friday August 3, 2007 at 8:00 a.m. Eastern Time through August 17, 2007 by dialing 888-286-8010 (domestic) and 617-801-6888 (international), passcode 54290676. An online archive of the conference call will also be available by accessing the Investor Information section of the company’s website at http://www.nxstage.com.
About NxStage Medical
NxStage Medical, Inc. (NASDAQ: NXTM) is a medical device company, headquartered in Lawrence, Massachusetts, USA, that develops, manufactures and markets innovative systems for the treatment of end-stage renal disease, or ESRD, and acute kidney failure. For more information on NxStage and its products, please visit the Company’s website at www.nxstage.com.
Forward-Looking Statements
This release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this release that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “expect,” “estimate,” “plan,” and similar expressions are generally intended to identify forward-looking statements. Examples of these forward-looking statements include statements as to the anticipated demand for home and/or daily hemodialysis products, the anticipated market acceptance and demand for NxStage’s products, anticipated increases in the availability of, and market and patient awareness regarding, home hemodialysis, anticipated benefits of the Medisystems acquisition and expectations regarding the timing for closing the acquisition, anticipated reductions in cost of goods sold, anticipated margin improvements, anticipated patient numbers, expected PureFlow SL adoption and expectations as to future operating results. All forward-looking statements involve risks, uncertainties and contingencies, many of which are beyond NxStage’s control, which may cause actual results, performance, or achievements to differ materially from anticipated results, performance or achievements, including market acceptance and demand for NxStage’s System One, growth in home and/or daily hemodialysis, and certain other factors that may affect future operating results and which are detailed in NxStage’s filings with the Securities and Exchange Commission, including the Quarterly Report on Form 10-Q for the quarter ended March 31, 2007.
In addition, the statements in this press release represent NxStage’s expectations and beliefs as of the date of this press release. NxStage anticipates that subsequent events and developments may cause these expectations and beliefs to change. However, while NxStage may elect to update these forward-looking statements at some point in the future, it specifically disclaims any obligation to do so, whether as a result of new information, future events, or otherwise. These forward-looking statements should not be relied upon as representing NxStage’s expectations or beliefs as of any date subsequent to the date of this press release.

NxStage Medical, Inc.
Consolidated Statements of Operations
(unaudited)

	Three Months ended		Six Months ended
	June 30,		June 30,
	2007	2006	2007	2006

Revenues	$10,031,184	$4,546,273	$18,405,177	$7,946,995
Cost of revenues	11,511,184	6,003,629	21,428,345	10,860,883

Gross profit (deficit)	(1,480,000)	(1,457,356)	(3,023,168)	(2,913,888)

Operating expenses:
Selling and marketing	5,119,820	3,758,537	9,851,400	6,951,520
Research and development	1,418,441	1,576,295	2,854,247	3,355,189
Distribution	2,997,348	1,518,685	5,341,789	2,808,284
General and administrative	2,525,834	2,149,016	5,192,856	4,123,745

Total operating expenses	12,061,443	9,002,533	23,240,292	17,238,738

Loss from operations	(13,541,443)	(10,459,889)	(26,263,460)	(20,152,626)

Other income (expense):
Interest income	831,831	607,921	1,735,791	1,203,328
Interest expense	(172,689)	(535,863)	(347,757)	(693,503)

Total other income (expense)	659,142	72,058	1,388,034	509,825

Net loss	$(12,882,301)	$(10,387,831)	$(24,875,426)	$(19,642,801)

Net loss per share — basic and diluted	$(0.43)	$(0.46)	$(0.84)	$(0.90)

Weighted average shares outstanding, basic	29,933,141	22,440,529	29,488,097	21,815,098

NxStage Medical, Inc.
Consolidated Balance Sheets
(unaudited)

	June 30, 2007	December 31, 2006
ASSETS
Current assets:
Cash and cash equivalents	$42,045,621	$49,958,540
Short-term investments	10,921,716	11,843,275
Accounts receivable, net	6,009,991	4,301,557
Inventory	15,143,662	10,419,030
Prepaid expenses and other current assets	479,166	1,014,688

Total current assets	74,600,156	77,537,090

Property and equipment, net	4,018,133	3,025,560
Field equipment, net	23,685,353	20,615,952
Deferred cost of revenues	9,081,431	139,893
Other assets	1,784,195	406,285

Total assets	$113,169,268	$101,724,780

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$9,565,724	$5,918,437
Accrued expenses	5,371,904	4,104,058
Current portion of long-term debt	2,800,000	2,800,000

Total current liabilities	17,737,628	12,822,495

Deferred rent obligation	618,214	648,604
Deferred revenue	13,323,698	228,542
Long-term debt	3,216,668	4,616,667

Total liabilities	34,896,208	18,316,308

Commitments and contingencies

Stockholders’ equity:
Undesignated preferred stock: par value $0.001, 5,000,000 shares authorized; zero shares issued and outstanding as of June 30, 2007 and December 31, 2006	—	—
Common stock: par value $0.001, 100,000,000 shares authorized; 29,989,461 and 27,806,543 shares issued and outstanding as of June 30, 2007 and December 31, 2006, respectively	29,990	27,807
Additional paid-in capital	226,544,271	206,848,097
Accumulated deficit	(148,515,867)	(123,640,441)
Accumulated other comprehensive income	214,666	173,009

Total stockholders’ equity	78,273,060	83,408,472

Total liabilities and stockholders’ equity	$113,169,268	$101,724,780

Revenue by Market:

	Three-months ended		Six Months ended
	June 30		June 30
	2007	2006	2007	2006

Critical Care Market	$3,285,130	$1,881,198	$6,224,427	$3,464,795
Chronic Care Market	6,746,054	2,665,075	12,180,750	4,482,200

Total	$10,031,184	$4,546,273	$18,405,177	$7,946,995

Business Metrics:

	June 30,	March 31,	December 31,	June 30,
	2007	2007	2006	2006

Chronic patients on therapy	1615	1295	1022	663

Dialysis centers with System One	265	200	174	126
Investor Relations Contact
Stephanie Marks for NxStage
1-888-698-6472
ir@nxstage.com

FINAL TRANSCRIPT
CORPORATE PARTICIPANTS
Robert Brown
NxStage Medical Inc. — CFO
Jeff Burbank
NxStage Medical Inc. — CEO
CONFERENCE CALL PARTICIPANTS
Ben Andrew
William Blair & Company — Analyst
Robert Faulkner
Thomas Weisel Partners — Analyst
Taylor Harris
JPMorgan — Analyst
Suraj Kalia
Piper Jaffray — Analyst
Vivian Wohl
Federated Kaufman Fund — Analyst
Paul Li
Brown Advisory — Analyst
Kevin Kotler
Broadfin Capital — Analyst
PRESENTATION
Operator
Good day, ladies and gentlemen, and welcome to the Second Quarter NxStage Inc. Earnings Conference Call. My name is Christie, I’ll be your coordinator for today.
(OPERATOR INSTRUCTIONS)

I would now like to turn the presentation over to your host for today’s conference, Mr. Robert Brown, Chief Financial Officer. Sir, please proceed.
Robert Brown — NxStage Medical Inc. — CFO
Thank you, Operator. Good morning, everyone, and welcome. Before I turn the call over to Jeff Burbank, I would like to review our forward-looking statement with you. Hopefully by now you have seen our second quarter press release.
For your convenience a replay of this call will be available, beginning tomorrow, for one week by dialing 1-888-286-8010 with pass code 54290676. In addition, the press release for the second quarter results and a recording of this call will be archived on our website under the Investor Relations section.
I would like to remind you that statements we may make on this call which are not purely historical regarding the Company’s or our intentions, beliefs, expectations and strategies for the future are forward-looking statements for the purposes of the Safe Harbor provisions under the Private Securities Litigation Reform Act of 1995.

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FINAL TRANSCRIPT
These forward-looking statements may include topics such as results of our operations, growth of the home and more frequent hemodialysis market in general, market adoption and demand for the System One. The roll out of the PureFlow SL, anticipated benefits for the Medisystems transaction, anticipated improvements in product quality and financial guidance for the future.
Because such statements deal with future events, they are subject to various risks and uncertainties and actual results may differ materially from these forward-looking statements. Important factors that could cause actual results to differ materially from those in the forward-looking statements are discussed in our SEC filings including our quarterly report on Form 10-Q for the period ended March 31, 2007.
In addition, any forward-looking statements made on this call represent the Company’s views only as of today, and should not be relied upon as representing our views as of subsequent dates. Future events and developments may cause these expectations to change, and while we may elect to update forward-looking statements at some point in the future, the Company disclaims any obligation to do so and therefore you should not rely on these forward-looking statements as representing our views on any date subsequent to today.
Now, I would like to turn the call over to Jeff Burbank our CEO.
Jeff Burbank - NxStage Medical Inc. — CEO
Thanks, Robert. Welcome, everybody, and thanks for joining us for NxStage’s second quarter 2007 financial results. This past quarter we demonstrated solid progress in growing the market for home hemodialysis. The number of chronic patients on the NxStage System One grew by 25% and the number of dialysis centers offering System One grew by 33%.
With the strategic partnerships we formed earlier in the year, we were able to continue the market’s adoption of home hemodialysis. At the end of Q2 we had 1,615 patients on the System One at 265 centers. That’s an addition of 320 net patients in 65 centers.
This represents the largest single quarter growth of patients in center in our history. We’ve now delivered over 0.5 million treatments on the System One in this chronic setting and we’re approaching approximately 10,000 treatments a week. We’re pleased with the number of new centers adopting the System One.
The relationship with our center partners that offer NxStage are on the growth path we had hoped for. We are very pleased with this early progress. The agreements we announced earlier in the year had advanced into the operational phase and these partners are focusing on execution of the opportunity.
While we’re on the topic of these partnerships, some of you may have noticed that DaVita sold the majority of their 2 million shares of NxStage stock, which they purchased as a part of our agreement with them. We asked them to purchase this stock because we believed that it was a lower cost of capital than the equity markets would provide. I do not believe their sale of the stock has any relationship to their plans to grow their home hemodialysis service offering.
Turning back to NxStage’s results in the second quarter, in addition to the progress we made with the chronic business, we’ve also demonstrated growth in the critical care market. We’ve now delivered over 44,000 System One treatments in this setting. We continue to add large institutions as [customer winning] with our product features the simplicity, ease of training and use.
Our installed base is a nice source of recurring revenues for disposables. Although we can’t be certain, we expect Gambro will be back in the market later this year, which will increase competition. The PureFlow SL adoption has also been strong with 58% of our chronic patients using PureFlow SL at the end of the second quarter.

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FINAL TRANSCRIPT
We’ve delivered over 100,000 PureFlow SL treatments in a relatively brief time since this product has been on the market. We have more patients on PureFlow SL today than we had using System One at the end of last year. We are pleased with the continued update to PureFlow SL, which is an important element in our efforts to expand the NxStage System One’s capability and prove its ease of use and improve the Company’s gross margins.
However, as we’ve discussed in the past, PureFlow’s launch has had challenges. I’d like to update you on three areas of temporarily incremental costs that I had talked to you about in the first quarter. The first is early water purification pack failures which we have been able to make good progress on with product refinements and system improvements to get us close to our target.
We continue developing improvements and see continued opportunities throughout the remainder of 2007 and beyond. The second issue I mentioned was labor costs for the PureFlow SL disposables which we are resolving with the transition to manufacturing in our facility in Fresno, Mexico, as well as more efficient manufacturing processes. As of the end of Q2, these efforts are progressing nicely and we expect the last bit to be completed by the end of Q3.
The third issue was reliability which we have improved approximately 30% since Q1 through manufacturing and design enhancements. We did a survey of 300 of our PureFlow SL users and over 95% recommend it over other systems, including using premixed Dialysate, this despite the above mentioned issues. I believe we can continue to make great improvements in PureFlow SL, but we’re really hitting the mark with this product.
While I’m on product performance, let me cover a few other areas. I mentioned on our last call that we introduced a new filter, which is now fully rolled out in the market and performing well. We have continued to find ways to make the System One even more reliable, and have seen a 20% increase in reliability since the beginning of this year.
One product that has experienced a recent slipping is the cartridge. The leak rate has increased slightly. We are staying focused on customer satisfaction to drive the growth of this wonderful therapy, and we’re not where I want to be with this part of the system. We have started taking action to improve reliability, and I believe we will be back closer to our target over the next couple of months.
We are working to build our expertise and capabilities to better execute on our opportunities. Part of our strategy culminated in our recent announced agreement to acquire Medisystems. Let me take a moment to review the strategic rationale behind this acquisition. First, it will establish NxStage as a vertically integrated manufacturer and distributor of innovative dialysis products.
At our core, 80% of our cost of goods are disposables so we wanted to have the scale and capability to be world-class in this. I wanted to position the Company to successfully lead home hemodialysis over the long term. I believe we are becoming world-class in scale and capability by acquiring Medisystems.
Second, we are excited about Medisystems’ product line and the innovations which I hope we will be able to take advantage of. And finally, we believe this deal also brings us significant financial benefit. We expect the transition will be immediately accretive to earnings. We anticipate that it will decrease the probability that we will need to undertake a public equity financing in the future.
We’re very excited about this acquisition and we believe it will transform us into a dialysis industry leader with the scale and capabilities to better capitalize on the opportunity for home hemodialysis. We filed our Form S-4 with the SEC on this transaction at the end of last week and we have submitted our Hart-Scott-Rodino filing for review by the SEC. We continue to expect this acquisition to close in the fourth quarter.
NxStage has been taking great strides in our mission to transform renal care and we’re making a major difference in patients’ lives. We’re showing tremendous towards our goal of advancing home hemodialysis. We still have much to do to improve

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FINAL TRANSCRIPT
product reliability, to reduce costs and to support increased demand for home and more frequent dialysis. But we’re committed and confident in doing all of these and I’m excited about what’s on the horizon for NxStage.
Now, I’ll turn the call back over to Robert to review our financial results.

Robert Brown – NxStage Medical Inc. — CFO
Thank you, Jeff. Revenues for the second quarter of 2007 totaled $10 million, compared to $4.5 million in the second quarter of 2006. This represents a 121% year-over-year increase and a 20% sequential increase, compared to the first quarter of 2007.
In the chronic market revenues were $6.7 million in the second quarter of 2007, compared with $2.7 million in the second quarter of 2006, representing a 153% year-over-year increase and a 24% increase compared to the first quarter of 2007. In the critical market revenues were $3.3 million in the second quarter of 2007, compared to $1.9 million in the second quarter of 2006, representing an increase of 75% year-over-year.
We added 320 patients during the second quarter, and at the end of June the number of patients on the System One in the chronic care market totaled 1,615. We added 65 centers in the second quarter, reaching a total of 265 at the end of June. The gross margin deficit in the second quarter of 2007 was 15%, a three-point improvement compared to the first quarter of 2007, and a 17-point improvement from the second quarter of 2006.
The overall gross margin improvement was less than we had anticipated due a number of factors. Although we experienced a 7% improvement in chronic product costs compared to the first quarter of 2007, this improvement was substantially offset by disposable product shipments related to PureFlow reliability and higher shipments of cartridges in the second quarter.
We continue to see gross margin improvements in service costs due to enhanced Cycler and PureFlow SL reliability. We’re also experiencing greater leverage in manufacturing overhead due to increased volumes. We continue to expect that PureFlow will be a source of significant margin improvement for the Company.
However as a result of higher disposable shipments we are currently experience, we expect that we will not turn gross margin break even mid year as we had anticipated. We now expect to reach gross margin break even during the fourth quarter of this year. Operating expenses for the second quarter were $12.1 million, compared with $9 million in the second quarter of 2006.
The increase was primarily driven by sales and marketing expenses as we expand our sales force and increase our marketing activity and distribution expenses for a growing number of patients. Non-cash stock-based compensation totaled 737,000 in the quarter. We reported a net loss of $12.9 million for the second quarter of 2007 or a loss of $0.43 per share, compared to a loss of $10.4 million in the second quarter of 2006 or a loss of $0.46 per share. We ended the quarter with $53 million in cash, cash equivalents and short-term investments.
Turning to guidance for the third quarter, we expect revenue to be in the range of $11 million to $11.6 million. The Company expects a net loss in the range of $13 million to $13.6 million or a loss of $0.43 to $0.45 per share, including estimated non-cash stock-based compensation charges of $750,000 to $850,000. The Company expects to add approximately 320 to 400 additional net patients and 30 to 50 new centers offer therapy with the NxStage System One during the third quarter.
For the full year 2007 we are leaving our guidance unchanged as we expect revenue to be in the range of $42 million to $45 million. We continue to expect to end the year with 2,200 to 2,400 patients at 320 to 340 centers offering therapy with the NxStage System One. All of our guidance excludes any impact from the Medisystems acquisition.
Operator, that concludes our prepared remarks. Please open up the lines for questions.

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FINAL TRANSCRIPT
Operator
(OPERATOR INSTRUCTIONS)
And your first question comes from Ben Andrew of William Blair. Please proceed.

Ben Andrew - William Blair & Company — Analyst
Good morning, gentlemen.

Jeff Burbank - NxStage Medical Inc. — CEO
Good morning, Ben.

Ben Andrew - William Blair & Company — Analyst
I just wanted to touch base on the center additions being 65. That’s a significant step up versus last quarter. Can you talk about where that’s coming from and what’s happened with patients per center and how that distribution might be changing?

Jeff Burbank - NxStage Medical Inc. — CEO
Yes, you know we always shied away from giving specific customer information, which I’m going to continue that policy. It is, however, a result of some of the deals that we signed earlier in the year and moving into the operational phase of that. So we believe it’s linked to implementation of those strategies.
I don’t believe, however, that it’s a sustainable level because I think, once people get their centers in place, the expansion rate won’t be as great as starting their strategy. So that’s why you can our guidance on center adds this quarter a little bit lower than what we did last quarter.
We also have, as you recall, the seasonality associated a bit with this time of year and vacations and such, so we want to be a little bit conservative there and make sure that we’re accommodating that projection.

Ben Andrew - William Blair & Company — Analyst
Jeff, can you remind us what your hurdle rate is for defining a center as open? And then talk about any centers that may have closed down or kind of any other unusual activity in the quarter on that front?

Jeff Burbank - NxStage Medical Inc. — CEO
Yes we do have a test and it’s based on active training of patients in the last recent months. So when we call them open and active centers, they are recruiting and training patients. There always are a low level of turnover, they tend to be driven by personnel changes or ownership changes at the center, those types of things. It’s not a big enough number that we’ve ever really spent much time on it, but there is some low level of turnover in that number.

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FINAL TRANSCRIPT
Ben Andrew - William Blair & Company — Analyst
And then on the product quality side, talk about maybe a bit more of what you’re seeing with the leaks and where that’s coming from, because that seems like it’s a somewhat evolving issue on the cartridges.

Jeff Burbank - NxStage Medical Inc. — CEO
Yes, you know to be pretty specific on that, we want to be the kind of company that is open and honest about what’s going on and make sure that the patients know that we know what’s going on. So we did send out a letter to the field saying we were aware of this increased leak rate and we’re working very diligently on it.
Our investigation isn’t complete, but believe it was directly related to a raw material that goes into a portion of the cartridge and we have now developed some tests that we think we can segregate that raw material. It wasn’t detected by the standards ways you test these things, so we’ve had to develop some new ways. So we have that in place and we think we can maintain the quality moving forward, but it was due to the PVC film that goes into the cartridge.

Ben Andrew - William Blair & Company — Analyst
Is there additional inventory of that manufactured product that you have to deal with? Or, has it already flowed through the system?

Jeff Burbank - NxStage Medical Inc. — CEO
It’s working its way through our system and our customers’, and it wasn’t a leak rate so far that’s been something that we would replace product for.

Ben Andrew - William Blair & Company — Analyst
And you typically would notify the FDA about this sort of thing. Have they had a response to [your letter] or to the activity?

Jeff Burbank - NxStage Medical Inc. — CEO
Yes, our FDA strategy isn’t complete. It probably will include a notification of the FDA, but we have to make that determination at what level and so on and so forth. So again, these are the kinds of things you do. We don’t see it as a big impact to the business, but a lot of times the actions, like the letter, which is the way we want to manage our customer relationships, sometimes trigger a regulatory action as well with the FDA, just to keep them informed.

Ben Andrew - William Blair & Company — Analyst
Okay, thank you.

Operator
And your next question comes from Robert Faulkner of Thomas Weisel Partners. Please proceed.

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FINAL TRANSCRIPT
Robert Faulkner - Thomas Weisel Partners — Analyst
Hi, good morning.

Jeff Burbank - NxStage Medical Inc. — CEO
Good morning.

Robert Brown - NxStage Medical Inc. — CFO
Good morning.

Robert Faulkner - Thomas Weisel Partners — Analyst
This is a niggling question here. I’m just trying to understand the revenue and the [nice] patient number and going forward. We’ve asked the question about price to DaVita before, but does guidance imply kind of a lower average price for the chronic business going forward? Or, is there something else going on there that I’m missing?

Robert Brown - NxStage Medical Inc. — CFO
No it does not imply a lower average price going forward. Can you give me a little bit more details on your question I —?

Jeff Burbank - NxStage Medical Inc. — CEO
(inaudible)

Robert Brown - NxStage Medical Inc. — CFO
Right.

Robert Faulkner - Thomas Weisel Partners — Analyst
Well I mean, there are obviously multiple variables and so I just wanted to eliminate that one if possible.

Robert Brown - NxStage Medical Inc. — CFO
What you may be seeing a little bit of is the Q3 is a little bit softer in the critical care market for Cycler sales. And that can play a little distortion on the numbers from Q2 to Q3.

Robert Faulkner - Thomas Weisel Partners — Analyst
Yes, good.

Jeff Burbank - NxStage Medical Inc. — CEO
Yes that’s right, I agree with that.

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Robert Faulkner - Thomas Weisel Partners — Analyst
Okay, that makes sense. Would you update us on relationship with DaVita, how it’s working operationally, what you’ve learned in the last quarter, maybe how your outlook has changed with respect to its contribution or potential?

Jeff Burbank - NxStage Medical Inc. — CEO
Yes from our respect they’ve been a good organization to work with, we interact with them at multiple levels and believe they’re doing a good job of implementing what they described to us was their plan. So that results in me being pleased. I think they’re a good operator, as a number of the other partners we’re working with, and we’re starting to see what we think are the effects of what we worked so hard to put in place early in the year.

Robert Faulkner - Thomas Weisel Partners — Analyst
Yes. And did you have large number of patients placed towards the end of the quarter? Or, is it hard to —?

Jeff Burbank - NxStage Medical Inc. — CEO
You know I will point it out to you, you can see we started to expand the range on our net patient adds for this next quarter. We used to be about plus or minus 20. We’ve opened that up a little bit and that range will probably continue to open up as we build a bigger base of patients.
This is a long way to say, on a monthly basis, our net gains can move around quite a bit because you have the timing of drops, the timing of adds and it all adds up such that you get a benefit averaging three months, but there is movement from month to month. I don’t know that that specifically answers your question, but I also wanted to share the concept that, when you have a bigger base, just statistically you need a bigger window to accommodate adds and drops within that.

Robert Faulkner - Thomas Weisel Partners — Analyst
Yes. And with respect to I guess the dynamics in each individual clinic, it looks to me like they’re are performing very similarly and consistently over time. You’ve just added a lot of clinics, before we project kind of an increase in patients versus what we had, are the number of patient adds per clinic per month, once a clinic is up and running, consistent now with the new clinics versus —?

Jeff Burbank - NxStage Medical Inc. — CEO
They are pretty consistent, yes. We’re quite pleased, which I probably didn’t stress it enough in the early part of my discussion, but the centers that have been starting, as well as the centers that are maturing, have met our growth targets. So we feel good about that now with 265 centers versus how we felt when we only had less than 100 centers. So that seems to be repeatable.
Now with that said, we just added a big plug of new centers and we’ve got to watch that growth rate as they continue to mature over the next year or so. But so far we haven’t seen any significant change in our growth expectation for those centers, which is obviously quite pleasing to us.

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Robert Faulkner - Thomas Weisel Partners — Analyst
Right. I guess two more, sorry to go on so long, but I want to touch base on cost with Robert, and that is, maybe I missed it, but would you expand a little bit on why gross margin push out and maybe give us some feel of what’s contributing to that more than what’s changed a lot?

Robert Brown - NxStage Medical Inc. — CFO
Sure, Rob. What we saw in the second quarter with the PureFlow reliability, even though it’s improving and we saw a 30% improvement in PureFlow reliability, we still saw a large number of premixed bags going out to PureFlow patients along with purification packs.
And so what we’ve done is we’ve kind of dialed that into the forecast going out and that really was kind of about a four or five point move up on the line of gross margin, or actually a decline in gross margin by about four or five points. And we kind of pushed that out into Q3 and Q4.
You know we expect to continue to see PureFlow reliability improve in Q3 and Q4, but we also want to take the position that perception will probably lag actual reliability a little bit. And so we’ll probably continue to see some more pre-bagged fluids going out along with the packs for the PureFlow purification system. And that really is the prime effect of that.

Jeff Burbank - NxStage Medical Inc. — CEO
Did you get that, Robert?

Robert Faulkner - Thomas Weisel Partners — Analyst
I think so, let me paraphrase. Absent the shipment of additional usage items, i.e. PureFlow packs and bags of fluid, the underlying gross margin at “normal” usage rates is as you expected. But we have these incremental costs that essentially you’re shipping more stuff and it’s costing you money.

Robert Brown - NxStage Medical Inc. — CFO
That’s correct.

Jeff Burbank - NxStage Medical Inc. — CEO
It’s right on.

Robert Brown - NxStage Medical Inc. — CFO
Yes. I mean we are —.

Jeff Burbank - NxStage Medical Inc. — CEO
We’re still pleased with the progress we’ve made on cartridge costs, on equipment reliability costs, on a number of things that go into the gross margin line. This was the give back and it was related directly to customer use patterns as a result of PureFlow.

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Robert Faulkner - Thomas Weisel Partners — Analyst
And have you changed the rate of adoption expected in PureFlow? Maybe you mentioned that and I missed it.

Jeff Burbank - NxStage Medical Inc. — CEO
No not —

Robert Brown - NxStage Medical Inc. — CFO
Not significantly.

Jeff Burbank - NxStage Medical Inc. — CEO
— significantly. We’ve been on our targets there.

Robert Faulkner - Thomas Weisel Partners — Analyst
Yes. Okay, I’ll get back in the queue. Thanks.

Robert Brown - NxStage Medical Inc. — CFO
Okay.

Operator
And your next question comes from Taylor Harris of JPMorgan. Please proceed.

Taylor Harris - JPMorgan — Analyst
Thanks a lot. Good morning guys.

Jeff Burbank - NxStage Medical Inc. — CEO
Good morning, Taylor.

Robert Brown - NxStage Medical Inc. — CFO
Good morning.

Taylor Harris - JPMorgan — Analyst
So at the high end of the patient guidance for the remainder of the year, it looks like to me that there’s not much of an impact of the seasonality that we saw in the fourth quarter built — of last year, built into this year. So just wanted to get your comments,

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Jeff, on if you have any expectations around that, or if this year is just going to be so different from last year because of the ramp up in DaVita and other new business contracts like that that you’ve signed?

Jeff Burbank - NxStage Medical Inc. — CEO
It’s all how everyone does the math. I mean there is some seasonality built into those numbers. Again, adding a lot of centers in Q2 and we’ll continue to add centers in Q3. So we believe we’ve compensated that and it’s all how you do low and high end of those range where you end up in that. But we believe there’s some seasonality represented in those numbers.

Taylor Harris - JPMorgan — Analyst
Okay. And then just remind us when should — when do we expect seasonality? Is it just the fourth quarter around the Thanksgiving/Christmas time or is there other that we should factor in?

Jeff Burbank - NxStage Medical Inc. — CEO
That’s certainly the most impactful that we’ve seen, but we’ve also noted and discussed some in the July/August time frame last year. Not nearly as dramatic as fourth quarter, but it was evident to us.

Taylor Harris - JPMorgan — Analyst
Okay. Can you comment on the month of July this year, what you’ve seen relative to what you saw last year?

Jeff Burbank - NxStage Medical Inc. — CEO
Only that we’ve taken that into effect in setting the guidance we set for the quarter.

Taylor Harris - JPMorgan — Analyst
Okay.

Jeff Burbank - NxStage Medical Inc. — CEO
In the third quarter.

Taylor Harris - JPMorgan — Analyst
Okay. PureFlow, was there — just in terms of the percentage of new patients that adopted it in the second quarter versus the first quarter, was there an increase there? I’m having trouble working through the math.

Jeff Burbank - NxStage Medical Inc. — CEO
It is still the case that not every center has converted to PureFlow. So that’s a little bit of a compounding factor in (inaudible). The — so in centers where they’re actively using PureFlow, the percentage of patients going on it is very high. That’s new patients. We still have not converted every single center to using PureFlow awe work through this roll out. So it’s been more of a center-by-center roll out than a patient-by-patient roll out.

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Taylor Harris - JPMorgan — Analyst
Okay. Yes. So did — I forget.

Jeff Burbank - NxStage Medical Inc. — CEO
I will share something. We do have centers that are very high penetration, 75%, 80% and some very few, but some in the 90%. So we are achieving confidence that we can get to the penetration rates we had hoped for.

Taylor Harris - JPMorgan — Analyst
Okay. Okay. I’m just forgetting, from the first quarter, had you say there that 65% of new patients were on — in that quarter, received PureFlow?

Jeff Burbank - NxStage Medical Inc. — CEO
I believe that is, yes.

Robert Brown - NxStage Medical Inc. — CFO
But we’re about — we’re at about 47% PureFlow patients at the end of the first quarter.

Taylor Harris - JPMorgan — Analyst
Yes.

Robert Brown - NxStage Medical Inc. — CFO
So we’ve moved it up 11 points since then.

Taylor Harris - JPMorgan — Analyst
It just looked to me like that 11 point increase — it would have been driven by the same 65% of new patients coming onto PureFlow in the second quarter as we saw in the first.

Jeff Burbank - NxStage Medical Inc. — CEO
Yes, I don’t think your math is too far off because I don’t think we, with the issues that we saw, we’re out aggressively converting new centers.

Taylor Harris - JPMorgan — Analyst
Okay. So it’s all about getting new centers to be the adopters as opposed to patients?

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Jeff Burbank - NxStage Medical Inc. — CEO
I believe how I look at the math, that’s where I see the opportunities. Right.

Taylor Harris - JPMorgan — Analyst
Okay. Great. Robert, two questions for you. First of all, I was just wondering if you could walk through how you’re thinking about cash needs and the possibility/probability of needing to raise equity at some point in the future?
So can you just step us through, if you’ve got 50-plus million in cash right now, roughly how much are you planning — do you think you’re going to be burning in the back half of the year? And then, how does Medisystems fit into that, just so we can calibrate the likelihood of having to raise new capital?

Robert Brown - NxStage Medical Inc. — CFO
Sure. Sure. Let me take you through that. We been pretty consistent, burning through about $16 million worth of cash a quarter. We did a little over 17 this quarter. So that should stay fairly consistent in the back half of the year, then Medisystems coming on, Medisystems actually, if you look into our S-4, you’ll see they had about $3 million worth of positive cash in Q1 and that should be fairly consistent for them going forward.
I think what we’ve talked about is the fact that as we look forward, we’re looking at raising debt and we’re currently in some conversations with some lenders right now discussing that. So we’re moving forward on that front. If we can raise money in that fashion that would make the probability of us going back up to the equity markets fairly low.

Taylor Harris - JPMorgan — Analyst
Okay. Would —?

Jeff Burbank - NxStage Medical Inc. — CEO
Some factors that — I’m sorry to interrupt, Taylor, there’s some things that we don’t know as of yet that can move that needle around. One of them is the percentage of equipment that we sell versus the lease. But to the extent that the customers that are buying them grow faster than the customers that are not, that has a big effect.
The other is our growth rate. The — there are some good reasons why we might come back or need additional capital either through debt or equity, which is growth rate. If it takes off in excess of what we have planned, that could be a good reason.
On the downside if you’re not selling as much equipment that tends to be negative for the business, but positive for cash. So there is a little bit of a balancing game, especially as we transition into gross margin positive here. It doesn’t have the negative impact as much as it does today.

Taylor Harris - JPMorgan — Analyst
Right. If you were to — well talking about raising debt, would that be an equipment financing type arrangement? And I’m just not so familiar with that market, so can you let us know maybe what the — what kind of debt can you raise on whatever, your hard assets?

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Jeff Burbank - NxStage Medical Inc. — CEO
Let me take the first part of that. Part of the evolution of our business model we wanted to achieve before we had these discussions were first to show that customers were willing to buy the piece of equipment, so it has real market value. The second was to transition to gross margin positive.
The third was to get the Medisystems deal announced and on a track to get it closed. We thought those three elements put us in a much stronger position to have a discussion about that. With that lead in, I’ll let Robert answer the question.

Robert Brown - NxStage Medical Inc. — CFO
We’re actually — we’re talking to our — talking to a couple of lenders right now about that. It probably would be some type of asset backed financing with the machines that we actually have that we’re running out into the market. So that would probably be the bulk of the debt. We also, would be also looking at potentially a — some type of line of credit.
So we’re still in the negotiations there, we’re working through that process, when we get on the Q3 call, hopefully we can get further along with this discussion with you.

Taylor Harris - JPMorgan — Analyst
Okay. But just for my frame of reference, I mean can you borrow 100% of equipment value or is it normally 25%? I’m just not sure what the ball park is there.

Robert Brown - NxStage Medical Inc. — CFO
It’s not 100, but it should be getting up towards that range.

Taylor Harris - JPMorgan — Analyst
Okay. Great. And then last question, you mentioned the underlying 7% improvement in cost trends, is that — does that include volume-related leverage or leverage of overhead? Or, is that a pure your cost of materials?

Robert Brown - NxStage Medical Inc. — CFO
Yes, that’s really pure cost of materials and labor.

Taylor Harris - JPMorgan — Analyst
Cost of materials and labor. Okay. And then what is the — has that been a consistent 7% type range trend? So as we project forward gross margin, just wondering, is that a pretty good ball park to be in? And then also, what’s the percentage of your current cost of goods base that is overhead that we could assume incremental leverage from?

Robert Brown - NxStage Medical Inc. — CFO
Okay. Let me take both those questions. I would think that is probably a pretty good number for the next few quarters. And part of that’s transitioning down to Mexico and then also some of our contracts we have in the second half of the year. And

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then on the overhead piece, while the overhead’s a fairly large number today, it will actually become a much smaller number as we move into the future. We’re actually seeing a very good leverage on that front too.

Taylor Harris - JPMorgan — Analyst
Okay. So is it a third of the base right now? 50% of the base?

Robert Brown - NxStage Medical Inc. — CFO
No. It’s not a third of the base, I’d say it’s probably — let me just work the math in my head here for a minute. Probably more like a quarter of the base.

Taylor Harris - JPMorgan — Analyst
Okay. Okay. Great. Appreciate it. Thanks a lot, guys.

Robert Brown - NxStage Medical Inc. — CFO
You’re welcome.
Operator
And your next question comes from Suraj Kalia of Piper Jaffray. Please proceed.

Suraj Kalia - Piper Jaffray — Analyst
Good morning, gentlemen.

Jeff Burbank - NxStage Medical Inc. — CEO
Good morning.

Robert Brown - NxStage Medical Inc. — CFO
Good morning, Suraj.

Suraj Kalia - Piper Jaffray — Analyst
Jeff, can you share with us how many patients dropped out in the chronic segment this quarter?

Jeff Burbank - NxStage Medical Inc. — CEO
No. We give net patients, we’ve never specifically talked — generically we’ve talked about the driving factors and — that overall we’re comfortable with our drop out rate. But the drop out is more significant in the first three months than it is after they’ve

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settled into their therapy for reasons of things like whether it’s the right therapy for them from a lifestyle, whether it’s too onerous.
Some of those things get worked out in the first three months and then the long-term drop out is really driven by transplants and our transplant rate of our patient population on NxStage System One is about what the national average is. Mortality and you can either do the age or maybe someday we’ll even prove therapy, our mortality rate is about half what the national average rate is, or worsening of a disease. Sometimes the underlying comorbidity causes them to have to choose another therapy.

Suraj Kalia - Piper Jaffray — Analyst
Okay. And Jeff, if I were to look at just the last four quarters, from a housekeeping perspective, in Q3 last year, you had 900 chronic patients, 3.6 million [revs]. Q4, 1,022, 4.6 then 1,295, 5.4 million and 1,617 this quarter and 6.7. Can you help us understand the shift?
Maybe I’m missing something, but chronic revenues do seem a little light. Did something change in the composition of the total chronic segment, rental versus sale versus DaVita versus non-DaVita? How should we look at that? Hello?

Operator
Please stand by one moment. Thank you for standing by. Your conference will resume momentarily.
Thank you for your patience. Your conference will resume momentarily. Again, thank you for your patience.

Jeff Burbank - NxStage Medical Inc. — CEO
Hello?

Operator
The speakers have now rejoined the conference.

Jeff Burbank - NxStage Medical Inc. — CEO
Sure. Can I go ahead?

Robert Brown - NxStage Medical Inc. — CFO
Yes. Sorry.

Suraj Kalia - Piper Jaffray — Analyst
That’s okay. Jeff, I’m not sure of what part of my question where we dropped off, but I’m just looking at the last four quarters. Knowing that DaVita [deal] signed last quarter, or beginning of last quarter, Q3, 900 chronic patients, 3.6 million revs, Q4 1,022, 4.6 million, then 1,295, 5.4 million and this quarter 1,617 and 6.7 million.
Do you have — at first glance, it just seems that the chronic revenues this quarter, the absolute revenue number, seems a little bit light vis-a-vis the number of patients added and the centers added. And if I still assume DaVita is about 30%, the patients’

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Aug. 02. 2007 / 9:00AM, NXTM — Q2 2007 NxStage Medical, Inc. Earnings Conference Call
percent seems to have slightly dropped. Am I missing something? Can you shed some more color? It just seems apparently light, the chronic segment.

Jeff Burbank - NxStage Medical Inc. — CEO
Let me take — there’s a couple of questions in there. The first one is, patients per center dropped. When you add a lot of new centers, that will be a fact because you have a larger center, if you’re just doing the math.
Obviously all these centers are growing over time, so to the extent you have a higher center growth rate, it will have that mathematical effect, which isn’t necessarily a bad thing, it may well be a good thing. We track on our basis the average growth rate over time of the centers and when you do that, we feel like we’re growing at the rate we intended and that rate hasn’t changed.
In terms of revenues, some of that is related to where in the quarter those patients go on. So that has an effect. And remember the sale of DaVita equipment is over seven-year revenue recognition versus a lease is over five. So, that — there’s a slight impact there.
Anything to add to that, Robert?

Robert Brown - NxStage Medical Inc. — CFO
Yes, I just want to say overall that we haven’t seen really any change in our ASP from Q1 to Q2. So, nothing going on there. I think it’s just probably just more timing of when the patient was in the quarter.

Suraj Kalia - Piper Jaffray — Analyst
Okay. Fair enough. And I know you don’t guide on specifics, but can you give us a broad range on your impression, given the seasonality for Q3, in the critical versus chronics? And the reason I ask, your guidance for revs sequentially is up 16%. But your chronic patient range is pretty broad. Can you help us understand what is the internal math, as best as you can share it?

Jeff Burbank - NxStage Medical Inc. — CEO
I’m not sure we — I understand the question asked, Suraj, help us a little bit and we’re happy to answer it.

Suraj Kalia - Piper Jaffray — Analyst
Well if I take 400 patients and do the math in terms of leasing versus DaVita versus non-DaVita, centers added, do all that math, that comes out at a number — unless something is changing that I’m not aware, ASPs or something.
The chronic segment for Q3 comes out at a higher clip than the 11.6 million perceived all inclusive. Can you help me understand what am I missing, or how should we look on Q3 for your patient guidance versus your revenue guidance?

Jeff Burbank - NxStage Medical Inc. — CEO
Yes, I mean generally in chronic again, we don’t — ASPs are staying very consistent from Q2 to Q3, don’t see really anything there. Again it may just be the timing and how the patients are coming on between the months.

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Robert Brown - NxStage Medical Inc. — CFO
We’re having a little bit of trouble reconciling your math to our math. Maybe it’s worth it to give us a call afterward and we’ll talk about that.

Suraj Kalia - Piper Jaffray — Analyst
Sure. Sure. So if — in terms of patients, how do you fact in, looking forward, these many patients are — probably could come towards the end of the quarter? Is that something in the ongoing discussion with DaVita? Are there any macro factors that we should be cognizant of?

Jeff Burbank - NxStage Medical Inc. — CEO
I mean, I think the thing — the only thing that we really factored in, in Q3 was the fact that we thought July would be a little bit soft and August would be a little bit softer, and then September would come back some. Just really kind of the seasonality of what happens in the summer time with people taking vacations.

Suraj Kalia - Piper Jaffray — Analyst
Yes. Okay. Gentlemen, thank you for taking my questions.

Jeff Burbank - NxStage Medical Inc. — CEO
Okay. Thank you.

Operator
And your next question comes from Vivian Wohl of [Federated Kaufman Fund]. Please proceed.

Vivian Wohl - Federated Kaufman Fund — Analyst
Hi. Thanks gentlemen. So the — can you tell us whether or not the — well where the trial enrollment is going? We haven’t touched on that.

Jeff Burbank - NxStage Medical Inc. — CEO
Sure. The Freedom trial is ongoing obviously. We’re approaching 25% enrolled for that, so we’re close to our target for enrollment.

Vivian Wohl - Federated Kaufman Fund — Analyst
Okay. And then as you look at what’s going on in Washington on the more macro front, could — do you care to comment on the proposal out there to extend the time window before which Medicare becomes the primary payor from 30 months to 42 months?

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Jeff Burbank - NxStage Medical Inc. — CEO
Yes, in general, the theory I guess would be that that would increase the number of private pay patients in the total pool, which is typically a good thing for providers and probably a good thing for NxStage, for two reasons. One is, the private pay pays a little bit more in their flat reimbursement rate. I’ll give three reasons.
The second reason is, they tend to have a very good record of paying for additional treatments and it would extend the period of time, so maybe the providers would worry less about the conversion of the Medicare on our system. So we think it could be generally positive for the industry ,as well as for NxStage.

Vivian Wohl - Federated Kaufman Fund — Analyst
And do you see it being implemented?

Jeff Burbank - NxStage Medical Inc. — CEO
That is beyond my (inaudible). I don’t know how to answer that one. That’s a good question for the providers who have their calls today.

Vivian Wohl - Federated Kaufman Fund — Analyst
And then just on the financial side, for Rob. The — do you think that the auditors will ever let you change how a sale is booked on the machine side in the chronic world? Do you think it will always be booked over seven years?

Robert Brown - NxStage Medical Inc. — CFO
I would say for the foreseeable future it will be. If we do — generally our business model is to — the disposables really tied into the machine, it’s a dedicated disposable. In the near future, I don’t really see that changing. But I can’t say that three, four, five years from now it may not change. It may change.

Vivian Wohl - Federated Kaufman Fund — Analyst
But it’s going to take that long?

Robert Brown - NxStage Medical Inc. — CFO
I would say at least three years.

Vivian Wohl - Federated Kaufman Fund — Analyst
Okay. And then just one other question, as far as moving things to Mexico, does that in way get slowed down by the pending transaction with Medisystems?

Jeff Burbank - NxStage Medical Inc. — CEO
Not at all. No. We’ve made real good progress there. We’ve now started to manufacture our machines. So we’re into that transition and we initiated manufacturing of both of the PureFlow disposables and the water purification package is now completely

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manufactured down there. So made very good progress. They’re separate teams, and there’s no delay of that due to our announcement of Medisystems.

Vivian Wohl - Federated Kaufman Fund — Analyst
So does the gross margin in Q3 get better, or do we still suffer from the cartridge issues, et cetera, in Q3?

Robert Brown - NxStage Medical Inc. — CFO
We will still suffer from the PureFlow reliability issue that we factored in. Just on — basically on a forecast basis, we’ve brought that in there and we’ll actually see how it works out as we get into Q3. But the gross margins do get better. They do step down in Q3 and Q4.

Vivian Wohl - Federated Kaufman Fund — Analyst
Okay. Thank you very much.

Operator
(OPERATOR INSTRUCTIONS)
And your next question comes from Paul Li of Brown Advisory. Please proceed.

Paul Li - Brown Advisory — Analyst
Hi. I’m wondering, have you done a model, what kind of quarterly revenue levels you need to achieve to be able to break even?

Jeff Burbank - NxStage Medical Inc. — CEO
Yes, we have run those models and right now our guidance out there is that we will be net income breakeven by the end of 2008.

Paul Li - Brown Advisory — Analyst
End of 2008?

Jeff Burbank - NxStage Medical Inc. — CEO
Yes.

Paul Li - Brown Advisory — Analyst
You’re not — feel comfortable to disclose what’s the revenue levels you need to achieve to breakeven?

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Jeff Burbank - NxStage Medical Inc. — CEO
No, we haven’t disclosed that.

Paul Li - Brown Advisory — Analyst
Okay. You talked about the summer seasonality. I thought one of the advantages in your system is that patients can carry the equipment with them while on vacation, while on a trip. Wouldn’t that be a factor stimulating demand prior to the summer vacation? And in the past, have you seen that happen in the past, just before vacation time, people tend to come onto your systems at a faster pace than other period of the year?

Jeff Burbank - NxStage Medical Inc. — CEO
No, this isn’t a transient therapy. So patients wouldn’t typically transition their — to this therapy just for a vacation period. So that’s not a stimulant of demand. Patients do travel with it when they’re on the therapy and that’s one of the key advantages that patients have shared with us. But it’s not a driver of demand. There choices there —.

Paul Li - Brown Advisory — Analyst
I’m talking about new patients. Wouldn’t that be a stimulant for new patients to come on the system?

Jeff Burbank - NxStage Medical Inc. — CEO
We haven’t seen that overcome the lack of training capacity due to vacations of home training nurses and things like that.

Paul Li - Brown Advisory — Analyst
Got it. Thank you very much.

Jeff Burbank - NxStage Medical Inc. — CEO
Yes. Anyone else?

Operator
And your next question comes from [Vatmac Atho] with Broadfin Capital. Please proceed.

Kevin Kotler - Broadfin Capital — Analyst
Hey, it’s actually Kevin Kotler. Good morning.

Jeff Burbank - NxStage Medical Inc. — CEO
Good morning, Kevin.

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FINAL TRANSCRIPT
Robert Brown - NxStage Medical Inc. — CFO
Good morning, Kevin.

Kevin Kotler - Broadfin Capital — Analyst
Just going over the numbers of centers that you added on. I might have missed this. The number of — on average, since — the number of nurses per center that are teaching patients, is that average one nurse per center or two nurses per center?

Jeff Burbank - NxStage Medical Inc. — CEO
It’s — it typically starts as one and as the demand grows, some centers will add an additional training nurse.

Kevin Kotler - Broadfin Capital — Analyst
Should we assume that these new centers are probably more weighted towards DaVita? Are they doing anything different than that typical pattern?

Jeff Burbank - NxStage Medical Inc. — CEO
No, I think that’s — that would be an appropriate assumption for our entire customer base.

Kevin Kotler - Broadfin Capital — Analyst
Okay. And of the 65 centers that came on, how many haven’t put on any patients yet?

Jeff Burbank - NxStage Medical Inc. — CEO
All of those would have put on patients. We don’t count them until they’re actively training.

Kevin Kotler - Broadfin Capital — Analyst
Okay. Got you. Got you. Anything new on the competitive side?

Jeff Burbank - NxStage Medical Inc. — CEO
Nothing that we’ve seen. There are always some low level initiatives. We haven’t seen much of Renal Solutions in the last quarter. There is a company called Xcorporeal that is trying to develop a wearable kidney that seems to be a little bit more active in recruiting people, but they’re — we believe they’re quite a ways off.

Kevin Kotler - Broadfin Capital — Analyst
How about on your product development side? Any update on developing I guess a — was it — a one-puncture versus a two-puncture system?

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FINAL TRANSCRIPT
Jeff Burbank - NxStage Medical Inc. — CEO
No announcements there. We continue to work with the FDA on exploring the route to gain nocturnal dialysis clearance. And when we’ve got something definitive there, we’ll talk to you about that. That’s an area we’re interested in.

Kevin Kotler - Broadfin Capital — Analyst
Okay. And I guess this was your first quarter where you hit the patient enrollment guidance.

Jeff Burbank - NxStage Medical Inc. — CEO
It wasn’t the first, but the last couple we didn’t.

Kevin Kotler - Broadfin Capital — Analyst
The last couple — okay. Well since I’ve known (inaudible).

Jeff Burbank - NxStage Medical Inc. — CEO
[Who’s] really keeping score?

Kevin Kotler - Broadfin Capital — Analyst
Sorry. Sorry I’m bringing [up] bad news, but —

Jeff Burbank - NxStage Medical Inc. — CEO
We keep score.

Kevin Kotler - Broadfin Capital — Analyst
So just — if you looked at your business at the end of the first quarter, at the end of December and you look at it now, you’re obviously giving guidance and you’re giving a wider range of guidance and you have all these new centers. I mean, just as far as management’s feel on how things —. This is — I mean how would you just characterize that — the change in your business and the prospects from two quarters ago to now? In terms of that patient — the increase in patient demand?

Jeff Burbank - NxStage Medical Inc. — CEO
We feel good about seeing the signs of continued growth of the therapy and we see it in one that you have every right to call us out on that we’re back in our guidance window, we think that’s a good indication. We think that the number of new center adds is a good indication and then we have the general outcome of all the relationships that we know and are looking at and feel good about.
So we continue to feel like we’re on the path to sustainable growth in home hemodialysis. So we’re encouraged by what we’re seeing. With that, I’d like to bring some balance into the discussion to make sure — we’re early in the launch, so the volatility is still pretty high, but we’re very encouraged.

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FINAL TRANSCRIPT
Kevin Kotler - Broadfin Capital — Analyst
Okay. Thanks.

Operator
This concludes today’s question and answer session. Mr. [Jeff Burger] please proceed with your closing remarks.

Jeff Burbank - NxStage Medical Inc. — CEO
All right, well thanks everybody for taking the time with us. Sorry about the little glitch of getting dropped there. But we’ll look forward to updating you on NxStage’s progress in the next call. Take care.

Operator
Thank you for your participation in today’s conference. This concludes the presentation. You may now disconnect. Good day.

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Additional Information about the Stock Purchase and Where to Find It
In connection with NxStage's proposed purchase of certain Medisystems entities from Mr. Utterberg, on July 27, 2007, NxStage filed a registration statement on Form S-4 that contains a proxy statement/prospectus with the SEC. Investors and securityholders of NxStage are urged to read the proxy statement/prospectus (including any amendments or supplements to the proxy statement/prospectus) regarding the proposed transaction because it contains important information about NxStage, Mr. Utterberg and the Medisystems entities to be acquired by NxStage and the proposed transaction. NxStage stockholders can obtain a copy of the proxy statement/prospectus, as well as other filings containing information about NxStage, without charge, at the SEC’s Internet site (www.sec.gov). Copies of the proxy statement/prospectus, and the SEC filings that will be incorporated by reference in the proxy statement/prospectus, can also be obtained, without charge, by directing a request to NxStage Medical, Inc., 439 South Union Street, Fifth Floor, Lawrence, Massachusetts 01843 Attention: Investor Relations; telephone (978) 687-4700.
Participants in the Solicitation
NxStage, and its respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding NxStage’s directors and executive officers is contained in NxStage’s Registration Statement on Form S-4 filed with the SEC on July 27, 2007, Form 10-K for the year ended December 31, 2006 filed with the SEC on March 16, 2007 and its most recent annual meeting proxy statement filed with the SEC on April 30, 2007. These documents are available free of charge as described above. Mr. Utterberg is a director of NxStage and currently owns approximately 6.7% of NxStage’s outstanding common stock.